JONES DAY
1420 PEACHTREE STREET, N.E.
SUITE 800
ATLANTA, GEORGIA 30309
August 8, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Nextel Corporation Registration Statement on Form S-3 (file no. 333-132734)
Ladies and Gentlemen:
     On behalf of Sprint Nextel Corporation, a Kansas corporation (the “Company”), attached for filing with the Securities and Exchange Commission is Amendment No. 1 to the registration statement on Form S-3 (the “Registration Statement”) relating to the registration of the Company’s guarantee of certain debt securities issued by its subsidiaries, Alamosa (Delaware), Inc. and AirGate PCS, Inc.
     By letter dated August 4, 2006 (copy attached), the Company requested acceleration of the effectiveness of the Registration Statement to Tuesday, August 8, 2006 at 9:30 a.m. or as soon as practicable thereafter and acknowledged its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.
     Please contact the undersigned at (404) 581-8255 if you have any questions concerning the filing. Thank you for your attention to this matter.

Very truly yours,
/s/ LISA A. STATER

Lisa A. Stater

Attachment

cc:	Leonard J. Kennedy, Esq.

Attachment
[SPRINT NEXTEL LETTERHEAD]
August 4, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Sprint Nextel Corporation Registration Statement on Form S-3 (file no. 333-132734)
Ladies and Gentlemen:
     Sprint Nextel Corporation (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement to Tuesday, August 8, 2006 at 9:30 a.m. or as soon as practicable thereafter.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Sprint Nextel Corporation

By:	/s/ Gary D. Begeman

Name: Title:	Gary D. Begeman Senior Vice President & Deputy General Counsel

cc:	Lisa A. Stater, Esq. (Jones Day)